As filed with the Securities and Exchange Commission on December 29, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NEW YORK CITY REIT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class B Common Stock, $0.01 par value per share

(Title of Class of Securities)

649439114

(CUSIP Number of Class of Securities)

Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President and Secretary
New York City REIT, Inc.
650 Fifth Avenue, 30th Floor
New York, New York 10019
(212) 415-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael J. Choate, Esq.
Proskauer Rose LLP
Three First National Plaza
70 West Madison, Suite 3800
Chicago, Illinois 60602
(312) 962-3567

CALCULATION OF FILING FEE
Transaction Valuation:	Amount of Filing Fee:
$455,000(a)	$49.64	(b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of Class B common stock, $0.01 par value per share.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, equals $109.10 per million dollars of the aggregate value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 49.64	Filing Party:	New York City REIT, Inc.
Form or Registration No.:	005-90261	Date Filed:	December 28, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by New York City REIT, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 28, 2020 (as amended by Amendment No. 1, the “Schedule TO”). This Schedule TO relates to the offer by the Company to purchase up to 65,000 shares of the Company’s Class B common stock, par value $0.01 per share (the “Class B Shares”) at a purchase price equal to $7.00 per Class B Share, net to the seller in cash, less any applicable withholding taxes and without interest, subject to the Company’s ability to increase the number of Class B Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Class B Shares (resulting in a commensurate increase in the dollar volume by up to approximately $0.9 million) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 2020 (as amended hereby and as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as the same may be further amended or supplemented from time to time, the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.” Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

As described in more detail in the Offer to Purchase, prior to the Company commencing the Offer, a group of three funds for which MacKenzie Capital Management, LP or one of its affiliates is the manager or general partner (collectively, “MacKenzie”) advised the Company that MacKenzie intended to make an unsolicited offer commencing on December 28, 2020 to purchase up to 65,000 Class B Shares at a price equal to $6.50 in cash, with an expiration date of February 5, 2021, unless extended (the “MacKenzie Offer”). The Offer was conditioned on, among other things, MacKenzie commencing the MacKenzie Offer at or prior to 5:00 p.m. Eastern Time on January 26, 2021 and on terms materially consistent with the terms of the MacKenzie Offer described in the Offer to Purchase. The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO and the Offer to Purchase to reflect that, on December 28, 2020, MacKenzie did, in fact, so commence the MacKenzie Offer, and this condition has therefore been satisfied. The Offer remains subject to certain other conditions, all as described in the Offer to Purchase. This Amendment No. 1 also serves to confirm the recommendation of the Company’s board of directors with respect to the MacKenzie Offer in the Offer to Purchase serves as the statement required to be made by the Company regarding its position with respect to the MacKenzie Offer pursuant to Rule 14e-2 under the Securities Exchange Act of 1934, as amended, and to clarify certain terms of the Offer. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplement to the extent necessary to reflect that, on December 28, 2020, the MacKenzie Offer did, in fact, commence on terms materially consistent with the terms of the MacKenzie Offer described in the Offer to Purchase and therefore the condition to the Offer that the MacKenzie Offer has commenced on terms materially consistent with the terms of the MacKenzie Offer described in the Offer to Purchase has been satisfied and is no longer a condition to the Offer. The Offer remains subject to certain other conditions, all as described in the Offer to Purchase.

The first sentence under the caption “When will the Offer expire? Can the Offer be extended? How will I be notified if the Offer period is extended?” on page 6 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“You may tender your Class B Shares until the Offer expires on the Expiration Date, unless extended, withdrawn or earlier terminated.”

The third sentence of the first full paragraph of Section 4 on page 16 of the Offer to Purchase is hereby deleted.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2020

New York City REIT, Inc.

	By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.
Chairman, Chief Executive Officer and President